Exhibit 99(a)(1)(H)

BIOJECT MEDICAL TECHNOLOGIES INC.

SUPPLEMENT TO OFFER TO EXCHANGE
OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., PACIFIC TIME,
ON AUGUST 25, 2004, UNLESS THE OFFER IS EXTENDED

This Supplement to the Offer to Exchange (this “Supplement”) of Bioject Medical Technologies Inc., an Oregon corporation (the “Company”) is designed to be read in conjunction with the Company’s Offer to Exchange dated July 29, 2004, copies of which have been previously disseminated to eligible holders of options to purchase the Company’s common stock.  Unless otherwise indicated, capitalized terms set forth in this Supplement have the same meanings attributed to them in the offer to exchange.

THE OFFER

Eligible Employees

Under existing Financial Accounting Standards Board guidelines, in order to avoid having the stock option exchange program result in variable accounting compensation charges against our earnings, no employee who has received an option grant from the Company during the six months prior to July 29, 2004 is eligible to participate in the stock option exchange program with respect to any option held by such employee, regardless of the time of its grant.

Conditions of the Offer

The offer may be terminated if, in the reasonable judgment of our Board of Directors, certain events make it inadvisable for us to proceed with the offer or to accept and cancel options.  Among these events are any event or circumstance causing significant instability with respect to U.S. homeland security, infrastructure, economic conditions or securities markets.  On July 31, 2004, the alert level for terrorist threats in New York, New Jersey and Washington, DC was raised to “high” from “elevated” based on threats to financial institutions.  As of the date of this Supplement, our Board of Directors has not concluded that this change in the threat level makes it inadvisable for us to proceed with the offer or to accept and cancel options.

In addition, the last paragraph of the offer under the heading “The Offer – Conditions of the Offer” is amended to read in its entirety as follows:

“The conditions to the offer are for our sole benefit, and we may assert them before the expiration date regardless of the circumstances giving rise to any such condition.  We may waive these conditions in whole or in part at any time prior to the expiration of the offer in our sole discretion.  Our failure to exercise any of these rights at any time prior to the expiration of the offer will not be deemed a waiver of our ability to exercise any such right at any later time prior to the expiration of the offer; the waiver of any such right shall not be deemed a waiver of any other such right; and each such right shall be deemed an ongoing right that may be asserted or waived at any time before the expiration of the offer.”

FORWARD LOOKING STATEMENTS

The second paragraph of the offer under the heading “Forward-Looking Statements” is amended to read, in its entirety, as follows:

“These forward-looking statements are subject to risks, uncertainties and changes in condition, significance, value and effect, including those discussed under the headings “Risk Factors,” included in this document and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our SEC filings.  These risks, uncertainties and changes in condition, significance, value and effect could cause actual results to differ materially from those expressed in this offering circular and in ways not readily foreseeable.”

Bioject Medical Technologies Inc.

August 4, 2004